UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 5, 2025 (December 4, 2025)

Warner Bros. Discovery, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 001-34177

Delaware	35-2333914
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

230 Park Avenue South

New York, New York 10003

(Address of principal executive offices, including zip code)

212-548-5555

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Series A Common Stock	WBD	Nasdaq Global Select Market
4.302% Senior Notes due 2030	WBDI30, WBDI30A	Nasdaq Global Market
4.693% Senior Notes due 2033	WBDI33, WBDI33A	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

On December 5, 2025, Warner Bros. Discovery, Inc., a Delaware corporation (“WBD” or the “Company”), and Netflix, Inc., a Delaware corporation (“Netflix”), issued a joint press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”), by and among WBD, Netflix, Nightingale Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Netflix (“Merger Sub”), and New Topco 25, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“New Company”). The full text of the joint press release issued in connection with the announcement is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

WBD also made available to employees the materials included as Exhibit 99.2. Exhibits 99.1 and 99.2 are being furnished under Item 7.01 and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of such section, and shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Item 8.01	Other Events.

On December 4, 2025, WBD entered into the Merger Agreement, by and among WBD, Netflix, Merger Sub and New Company.

Important Information about the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between WBD and Netflix (the “proposed transaction”). In connection with the proposed transaction, Netflix intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC and WBD intends to file a proxy statement with the SEC. WBD also intends to file a registration statement for a newly formed subsidiary (“Discovery Global”), which is contemplated to own certain assets and businesses of WBD not being acquired by Netflix in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statements and proxy statement/prospectus (when available) as well as other filings containing information about WBD and Netflix, without charge, at the SEC’s website, https://www.sec.gov. Free copies of the registration statements and proxy statement/prospectus, once available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by WBD will be made available on WBD’s investor relations website at https://ir.wbd.com. Free copies of documents filed with the SEC by Netflix will be made available on Netflix’s investor relations website at https://ir.netflix.net.

Participants in the Solicitation

WBD and Netflix and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of WBD is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, under the heading “Executive Officers of Warner Bros. Discovery, Inc.,” and its definitive proxy statement filed with the SEC on April 23, 2025, under the heading “Proposal 1: Election of Directors.” Information about the directors and executive officers of Netflix is set forth in its definitive proxy statement filed with the SEC on April 17, 2025, under the headings “Our Board of Directors” and “Our Company Executive Officers.” Investors may obtain additional information regarding the interests of such participants by reading the registration statements, proxy statement/prospectus and other relevant materials regarding the proposed transaction when they become available.

Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between WBD and Netflix constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of WBD and Netflix and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the completion of the proposed transaction may not occur on the anticipated terms and timing or at all, (2) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction, (3) the risk that WBD stockholders may not approve the proposed transaction, (4) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (5) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner, (6) the final allocation of indebtedness between WBD and Discovery Global in connection with the separation could reduce the consideration for the proposed transaction, (7) risks related to potential litigation brought in connection with the proposed transaction, (8) the risk that the integration of the businesses will be more difficult, time consuming or costly than expected, (9) risks related to financial community and rating agency perceptions of each of WBD and Netflix and its business, operations, financial condition and the industry in which it operates, (10) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (11) failure to realize the benefits expected from the proposed transaction, (12) effects of the announcement, pendency or completion of the proposed transaction on the ability of WBD or Netflix to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally, (13) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (14) negative effects of the announcement or the consummation of the proposed transaction on the market price of WBD and/or Netflix common stock, (15) risks relating to the value of the shares of Netflix common stock to be issued in the proposed transaction and uncertainty as to the long-term value of Netflix common stock, (16) the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of Netflix’s operations after the consummation of the proposed transaction and on the other conditions to the completion of the proposed transaction, (17) risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction, (18) the risk that Discovery Global, as a new company that currently has no credit rating, will not have access to the capital markets on acceptable terms, (19) the risk that Discovery Global may be unable to achieve some or all of the benefits that WBD expects Discovery Global to achieve as an independent, publicly-traded company, (20) the risk that Discovery Global may be more susceptible to market fluctuations and other adverse events than it would have otherwise been while still a part of WBD, (21) the risk that Discovery Global will incur significant indebtedness in connection with the separation, and the degree to which it will be leveraged following completion of the separation may materially and adversely affect its business, financial condition and results of operations, (22) the ability to obtain or consummate financing or refinancing related to the proposed transaction or the separation upon acceptable terms or at all and (23) management’s response to any of the aforementioned factors. Discussions of additional risks and uncertainties are contained in WBD’s and Netflix’s filings with the SEC and will be contained in the Form S-4, containing a proxy statement/prospectus, to be filed by Netflix in connection with the proposed transaction and the registration statement to be filed by Discovery Global in connection with the separation. Neither WBD nor Netflix is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Item 9.01.	Financial Statements and Exhibits.

Exhibit Number	Description

99.1	Joint Press Release, dated December 5, 2025

99.2	Warner Bros. Discovery, Inc. Email to Employees, dated December 5, 2025

101	Inline XBRL Instance Document - the instance document does not appear in the Interactive Date File because its XBRL tags are embedded within the Inline XBRL document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 5, 2025	WARNER BROS. DISCOVERY, INC.

	By:	/s/ Gunnar Wiedenfels
	Name:	Gunnar Wiedenfels
	Title:	Chief Financial Officer

Exhibit 99.1

NETFLIX TO ACQUIRE WARNER BROS. FOLLOWING THE SEPARATION OF DISCOVERY

GLOBAL FOR A TOTAL ENTERPRISE VALUE OF $82.7 BILLION

(Equity Value of $72.0 Billion)

Transaction Unites Warner Bros.’ Iconic Franchises and Storied Libraries with Netflix’s

Leading Entertainment Service, Creating an Extraordinary Offering for Consumers

Netflix to Maintain Warner Bros.’ Current Operations

Combination Will Offer More Choice and Greater Value for Consumers, Create More

Opportunities for the Creative Community and Generate Shareholder Value

Acquisition Will Strengthen the Entertainment Industry

HOLLYWOOD, Calif., Dec. 5, 2025 — Today, Netflix, Inc. (the Company) and Warner Bros. Discovery, Inc. (WBD) announced they have entered into a definitive agreement under which Netflix will acquire Warner Bros., including its film and television studios, HBO Max and HBO.

The cash and stock transaction is valued at $27.75 per WBD share (subject to a collar as detailed below), with a total enterprise value of approximately $82.7 billion (equity value of $72.0 billion). The transaction is expected to close after the previously announced separation of WBD’s Global Networks division, Discovery Global, into a new publicly-traded company, which is now expected to be completed in Q3 2026.

This acquisition brings together two pioneering entertainment businesses, combining Netflix’s innovation, global reach and best-in-class streaming service with Warner Bros.’ century-long legacy of world-class storytelling. Beloved franchises, shows and movies such as The Big Bang Theory, The Sopranos, Game of Thrones, The Wizard of Oz and the DC Universe will join Netflix’s extensive portfolio including Wednesday, Money Heist, Bridgerton, Adolescence and Extraction, creating an extraordinary entertainment offering for audiences worldwide.

“Our mission has always been to entertain the world,” said Ted Sarandos, co-CEO of Netflix. “By combining Warner Bros.’ incredible library of shows and movies—from timeless classics like Casablanca and Citizen Kane to modern favorites like Harry Potter and Friends—with our culture-defining titles like Stranger Things, KPop Demon Hunters and Squid Game, we’ll be able to do that even better. Together, we can give audiences more of what they love and help define the next century of storytelling.”

“This acquisition will improve our offering and accelerate our business for decades to come,” continued Greg Peters, co-CEO of Netflix. “Warner Bros. has helped define entertainment for more than a century and continues to do so with phenomenal creative executives and production capabilities. With our global reach and proven business model, we can introduce a broader audience to the worlds they create—giving our members more options, attracting more fans to our best-in-class streaming service, strengthening the entire entertainment industry and creating more value for shareholders.”

“Today’s announcement combines two of the greatest storytelling companies in the world to bring to even more people the entertainment they love to watch the most,” said David Zaslav, President and CEO of Warner Bros. Discovery. “For more than a century, Warner Bros. has thrilled audiences, captured the world’s attention, and shaped our culture. By coming together with Netflix, we will ensure people everywhere will continue to enjoy the world’s most resonant stories for generations to come.”

Combination Will Offer More Choice, More Opportunities, More Value

•

Complementary strengths and assets: Warner Bros.’ studios are world-class, with Warner Bros. recognized as a leading supplier of television titles and filmed entertainment. HBO and HBO Max also provide a compelling, complementary offering for consumers. Netflix expects to maintain Warner Bros.’ current operations and build on its strengths, including theatrical releases for films.

•

More choice and greater value for consumers: By adding the deep film and TV libraries and HBO and HBO Max programming, Netflix members will have even more high-quality titles from which to choose. This also allows Netflix to optimize its plans for consumers, enhancing viewing options and expanding access to content.

•

A stronger entertainment industry: This acquisition will enhance Netflix’s studio capabilities, allowing the Company to significantly expand U.S. production capacity and continue to grow investment in original content over the long term which will create jobs and strengthen the entertainment industry.

•

More opportunities for the creative community: By uniting Netflix’s member experience and global reach with Warner Bros.’ renowned franchises and extensive library, the Company will create greater value for talent—offering more opportunities to work with beloved intellectual property, tell new stories and connect with a wider audience than ever before.

•

More value for shareholders: By offering members a wider selection of quality series and films, Netflix expects to attract and retain more members, drive more engagement and generate incremental revenue and operating income. The Company also expects to realize at least $2-3 billion of cost savings per year by the third year and expects the transaction to be accretive to GAAP earnings per share by year two.

Transaction Details and Timing

Under the terms of the agreement, each WBD shareholder will receive $23.25 in cash and $4.501 in shares of Netflix common stock for each share of WBD common stock outstanding at the closing of the transaction. The transaction values Warner Bros. Discovery at $27.75 per share, implying a total equity value of approximately $72.0 billion and an enterprise value of approximately $82.7 billion

In June 2025, WBD announced plans to separate its Streaming & Studios and Global Networks divisions into two separate publicly traded companies. This separation is now expected to be completed in Q3 2026, prior to the closing of this transaction. The newly separated publicly traded company holding the Global Networks division, Discovery Global, will include premier entertainment, sports and news television brands around the world including CNN, TNT Sports in the U.S., and Discovery, free-to-air channels across Europe, and digital products such as Discovery+ and Bleacher Report.

The stock component is subject to a collar under which WBD shareholders will receive Netflix stock valued at $4.50 per share, provided the 15-day volume weighted average price (“VWAP”) of Netflix stock price (measured three trading days prior to closing) falls between $97.91 and $119.67. If the VWAP is below $97.91, WBD shareholders will receive 0.0460 Netflix shares for each WBD share. If the VWAP is above $119.67, WBD shareholders will receive 0.0376 Netflix shares for each WBD share.

The transaction was unanimously approved by the Boards of Directors of both Netflix and WBD. In addition to the completion of the separation of Discovery Global (WBD’s Global Networks business), completion of the transaction is subject to required regulatory approvals, approval of WBD shareholders and other customary closing conditions. The transaction is expected to close in 12-18 months.

Moelis & Company LLC is acting as Netflix’s financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal counsel. Wells Fargo is acting as an additional financial advisor and, along with BNP and HSBC, is providing committed debt financing related to the transaction.

Allen & Company, J.P. Morgan and Evercore are serving as financial advisors to Warner Bros. Discovery and Wachtell Lipton, Rosen & Katz and Debevoise & Plimpton LLP are serving as legal counsel.

Webcast

Netflix will conduct a conference call today at 5:00am PT/8:00am ET to discuss the contents of this release. A link to the live webcast of the conference call will be available at https://ir.netflix.net/.

Contacts

Netflix

Lowell Singer

VP, Investor Relations

(818) 434-2141

[1]	Reflects a 10% symmetrical collar.

Emily Feingold

VP, Communications

(323) 287-0756

Warner Bros. Discovery

Andrew Slabin

Investor Relations

(212) 548-5544

andrew.slabin@wbd.com

Peter Lee

Investor Relations

(212) 548-5907

peter.lee@wbd.com

Robert Gibbs

Press Contact

(347) 268-3017

IMPORTANT INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction (the “Merger”) between Netflix, Inc. (“Netflix”) and Warner Bros. Discovery, Inc. (“WBD”), Netflix intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Netflix’s common stock to be issued in the Merger and a proxy statement for WBD’s stockholders (the “Proxy Statement/Prospectus”), and WBD intends to file with the SEC the proxy statement. The definitive proxy statement (if and when available) will be mailed to stockholders of WBD. WBD also intends to file a registration statement for a newly formed subsidiary (“Discovery Global”), which is contemplated to own certain assets and businesses of WBD not being acquired by Netflix in connection with the Merger. Each of Netflix and WBD may also file with or furnish to the SEC other relevant documents regarding the Merger. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that Netflix or WBD may file with the SEC or mail to WBD’s stockholders in connection with the Merger.

INVESTORS AND SECURITY HOLDERS OF NETFLIX AND WBD ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING NETFLIX, WBD, THE MERGER AND RELATED MATTERS.

The documents filed by Netflix with the SEC also may be obtained free of charge at Netflix’s website at https://ir.netflix.net/home/default.aspx. The documents filed by WBD with the SEC also may be obtained free of charge at WBD’s website at https://ir.wbd.com.

PARTICIPANTS IN THE SOLICITATION

Netflix, WBD and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of WBD in connection with the Merger under the rules of the SEC.

Information about the interests of the directors and executive officers of Netflix and WBD and other persons who may be deemed to be participants in the solicitation of stockholders of WBD in connection with the Merger and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus, which will be filed with the SEC.

Information about WBD’s directors and executive officers is set forth in WBD’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 23, 2025, WBD’s Annual Report on Form 10-K for the year ended December 31, 2024, and any subsequent filings with the SEC. Information about Netflix’s directors and executive officers is set forth in Netflix’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 17, 2025, and any subsequent filings with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Merger may be obtained by reading the Proxy Statement/Prospectus regarding the Merger when it becomes available. Free copies of these documents may be obtained as described above.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Netflix’s and WBD’s current expectations, estimates and projections about the expected date of closing of the Merger and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Netflix and WBD, all of which are subject to change. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the Merger and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the Merger or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the Merger on anticipated terms and timing, including obtaining stockholder and regulatory approvals, completing the separation of WBD’s Global Networks business and Streaming and Studios business, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of WBD’s and Netflix’s businesses and other conditions to the completion of the Merger; (ii) failure to realize the anticipated benefits of the Merger, including as a result of delay in completing the transaction or integrating the businesses of Netflix and WBD; (iii) Netflix’s and WBD’s ability to implement their business strategies; (iv) consumer viewing trends; (v) potential litigation relating to the Merger that could be instituted against Netflix, WBD or their respective directors; (vi) the risk that disruptions from the Merger will harm Netflix’s or WBD’s business, including current plans and operations; (vii) the ability of Netflix or WBD to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Merger; (ix) uncertainty as to the long-term value of Netflix’s common stock; (x) legislative, regulatory and economic developments affecting Netflix’s and WBD’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Netflix and WBD operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the Merger that could affect Netflix’s or WBD’s financial performance; (xiv) restrictions during the pendency of the Merger that may impact Netflix’s or WBD’s ability to pursue certain business opportunities or strategic transactions; and (xv) failure to receive the approval of the stockholders of WBD. These risks, as well as other risks associated with the Merger, will be more fully discussed in the Registration Statement and Proxy Statement/Prospectus to be filed with the SEC in connection with the Merger and the registration statement to be filed with the SEC in connection with the separation. While the list of factors presented here is, and the list of factors presented in the Registration Statement and Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Netflix’s or WBD’s consolidated financial condition, results of operations or liquidity. The forward-looking statements included in this communication are made only as of the date hereof. Neither Netflix nor WBD assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Exhibit 99.2

This communication has been sent to everyone at WBD.

Team,

The Board of Directors of Warner Bros. Discovery (WBD) approved a transaction under which Warner Bros. will be acquired by Netflix, subject to regulatory approvals and closing conditions, including the completion of the separation of Discovery Global from WBD.

As part of the structure, the Global Networks business will form a new standalone company, Discovery Global, with Gunnar Wiedenfels to serve as CEO once the new company separates from WBD, now expected to be completed in Q3 2026.

This decision reflects the realities of an industry undergoing generational change - in how stories are financed, produced, distributed, and discovered - and recognizes the strong, transformed company we are today, the significant value we have created, and the resilience and attractiveness that now position us in a rapidly evolving marketplace. Over the past several months, the Board evaluated a full set of strategic paths. Their conclusion is that this structure - Warner Bros. joining Netflix, and Discovery Global becoming a focused standalone company - provides the strongest long-term foundation for both sets of businesses.

As outlined in the announcement, the proposed combination of Warner Bros. and Netflix reflects complementary strengths, more choice and value for consumers, a stronger entertainment industry, increased opportunity for creative talent, and long-term value creation for shareholders.

I know this announcement creates many questions about what’s next. For some, it brings clarity about direction. For others, it raises questions about what this means for their teams and their work. All of those reactions are understandable. A transaction of this nature naturally creates uncertainty, and not all answers will be available immediately. Some will be clarified in the coming days and weeks; others depend on regulatory processes and on work that cannot begin until separation or closing.

People across WBD have navigated extraordinary change over the last three years, while building a company with real creative, journalistic, and commercial strength. That deserves to be acknowledged plainly.

What we can say now, based on the direction set out today, is that this structure provides a clearer path forward for Warner Bros. within Netflix, and for Discovery Global as a standalone company. For both, the goal is to position their creative work, talent, and brands to navigate a market that is constantly evolving and increasingly global.

What happens now

Later today, we will hold a Global Town Hall to walk through what we know and what is still to be determined. Calendar invites will follow shortly after this email.

Business Unit leaders will hold discussions specific to their areas in the coming days, so you can hear directly from your leader.

Managers will also come together early next week so they have the context and support they need to guide their teams through the early stages of this transition.

What happens next

The path toward a separation of WBD into Warner Bros. and Discovery Global will shift. We will redirect work tied to the earlier, planned two-company operating model and focus instead on the steps required to enable this transaction.

In the coming days, we will establish an Integration Office, which will coordinate all planning with Netflix, consistent with regulatory requirements. Until the transaction closes, WBD and Netflix remain separate companies. It may be tempting to reach out directly to counterparts or former colleagues at Netflix, but it is essential that all interactions are managed through this office to ensure we meet every legal and regulatory obligation.

What this means for you

We also recognize that many people are looking for more clarity about what to focus on, how to prioritize work, and what this means for their teams. Those details will become clearer over the next several weeks, as we move toward our 2026 goal-setting and operating plan alignment processes.

As part of that, you will hear guidance from your Business Unit and functional leaders early in the new year, with expectations and priorities anchored to what we know at that point in the regulatory process.

In the meantime, please continue to focus on the work needed to wrap up 2025, support year-end deliverables, and take the opportunity to rest and recharge over the holidays.

We will continue to communicate regularly, and new information will be shared in One Insider and on the One website. And we will see you later today at the Global Town Hall.

As we move through this next chapter, our aim is simple: handle decisions with care, communicate clearly about what we know, and make sure people have the information and support they need at each step.

I know moments like this carry weight. And they can also mark the beginning of new possibilities. The work you bring to this company - and the way you have shown up for one another - has built something that others clearly see value in. That matters. And while I cannot predict every step ahead, I am confident in the strength of our brands, in the talent of our teams, and in the stories, journalism, and experiences we will continue to bring to audiences around the world.

David

Important Information about the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between WBD and Netflix (the “proposed transaction”). In connection with the proposed transaction, Netflix intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC and WBD intends to file a proxy statement with the SEC. WBD also intends to file a registration statement for a newly formed subsidiary (“Discovery Global”), which is contemplated to own certain assets and businesses of WBD not being acquired by Netflix in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statements and proxy statement/prospectus (when available) as well as other filings containing information about WBD and Netflix, without charge, at the SEC’s website, https://www.sec.gov. Free copies of the registration statements and proxy statement/prospectus, once available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by WBD will be made available on WBD’s investor relations website at https://ir.wbd.com. Free copies of documents filed with the SEC by Netflix will be made available on Netflix’s investor relations website at https://ir.netflix.net.

Participants in the Solicitation

WBD and Netflix and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of WBD is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, under the heading “Executive Officers of Warner Bros. Discovery, Inc.,” and its definitive proxy statement filed with the SEC on April 23, 2025, under the heading “Proposal 1: Election of Directors.” Information about the directors and executive officers of Netflix is set forth in its definitive proxy statement filed with the SEC on April 17, 2025, under the headings “Our Board of Directors” and “Our Company Executive Officers.” Investors may obtain additional information regarding the interests of such participants by reading the registration statements, proxy statement/prospectus and other relevant materials regarding the proposed transaction when they become available.

Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between WBD and Netflix constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of WBD and Netflix and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the completion of the proposed transaction may not occur on the anticipated terms and timing or at all, (2) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction, (3) the risk that WBD stockholders may not approve the proposed transaction, (4) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (5) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner, (6) the final allocation of indebtedness between WBD and Discovery Global in connection with the Separation and the Distribution could cause a reduction to the consideration for the proposed transaction, (7) risks related to potential litigation brought in connection with the proposed transaction, (8) the risk that the integration of the businesses will be more difficult, time consuming or costly than expected, (9) risks related to financial community and rating agency perceptions of each of WBD and Netflix and its business, operations, financial condition and the industry in which it operates, (10) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (11) failure to realize the benefits expected from the proposed transaction, (12) effects of the announcement, pendency or completion of the proposed transaction on the ability of WBD or Netflix to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally, (13) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (14) negative effects of the announcement or the consummation of the proposed transaction on the market price of WBD and/or Netflix common stock, (15) risks relating to the value of the shares of Netflix common stock to be issued in the proposed transaction and uncertainty as to the long-term value of Netflix common stock, (16) the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of Netflix’s operations after the consummation of the proposed transaction and on the other conditions to the completion of the proposed transaction, (17) risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction, (18) the risk that Discovery Global, as a new company that currently has no credit rating, will not have access to the capital markets on acceptable terms, (19) the risk that Discovery Global may be unable to achieve some or all of the benefits that WBD expects Discovery Global to achieve as an independent, publicly-traded company, (20) the risk that Discovery Global may be more susceptible to market fluctuations and other adverse events than it would have otherwise been while still a part of WBD, (21) the risk that Discovery Global will incur significant indebtedness in connection with the Separation and the Distribution, and the degree to which it will be leveraged following completion of the Separation and the Distribution may materially and adversely affect its business, financial condition and results of operations, (22) the ability to obtain or consummate financing or refinancing related to the proposed transaction or the Separation and the Distribution upon acceptable terms or at all and (23) management’s response to any of the aforementioned factors. Discussions of additional risks and uncertainties are contained in WBD’s and Netflix’s filings with the SEC and will be contained in the Form S-4, containing a proxy statement/prospectus, to be filed by Netflix in connection with the proposed transaction and the registration statement to be filed by Discovery Global in connection with the Separation and the Distribution. Neither WBD nor Netflix is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.